Exhibit 99.4

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The IGB Group
Bryan Degnan
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Global Ship Lease to be a Project Partner to Bayes Business School on UK National Clean Maritime Research Hub

Collaborative effort of government, academic, and industry partners intended to accelerate decarbonization, reduce emissions, and maximize economic and societal benefits from the maritime energy transition

LONDON, September 18, 2023 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”), a leading independent owner of containerships, today announced its project partnership supporting Bayes Business School in leading the Digitization, Maritime Operations, and Finance aspects of the consortium’s successful bid for the UK National Clean Maritime Research Hub (the "UK-MaRes Hub”). Alongside other project partners from across the energy and supply chain sectors, GSL will provide support for work to accelerate decarbonization, reduce emissions, and drive economic and societal benefits in the transition to a clean maritime future.

Among a range of issues related to maritime decarbonization, the UK-MaRes Hub will pursue initiatives related to the scalability and safety of emerging marine fuels; alternative power and propulsion systems; port and vessel support systems; vessel design and efficiency; maritime operations and digitization; and economics, finance, and policy.

Thomas Lister, Chief Commercial Officer and Head of ESG at Global Ship Lease, commented, "We are proud to participate in this pioneering research effort that brings together a range of experts from across government, academia, and industry in pursuit of solutions to the key technological, economic, and societal challenges of decarbonization. By bringing our real world technical and operating expertise, experience, and data to this effort in conjunction with Bayes Business School and the diverse group of project partners, we hope to add to growing momentum in the drive towards net zero emissions in shipping, and to ensure that GSL stays ahead of the curve on issues that are increasingly central to both our industry and the world at large.”

For more information on Global Ship Lease's commitment to decarbonization, please visit www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at June 30, 2023, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As at June 30, 2023, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.97 billion. Contracted revenue was $2.39 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.